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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                             FREEREALTIME.COM, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    356870105
             ------------------------------------------------------
                                 (CUSIP Number)

                               SEPTEMBER 30, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13G

CUSIP No. 356870105                                            Page 2 of 4 Pages

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSON
|      |   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
|      |
|      |   TELESCAN, INC.
|      |   13-3487784
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]
|      |                                                          (b)[ ]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   DELAWARE
--------------------------------------------------------------------------------
                       | 5 | SOLE VOTING POWER
    NUMBER OF          |   |   600,000
     SHARES            ---------------------------------------------------------
  BENEFICIALLY         | 6 | SHARED VOTING POWER
    OWNED BY           |   |   -0-
      EACH             ---------------------------------------------------------
    REPORTING          | 7 | SOLE DISPOSITIVE POWER
     PERSON            |   |   600,000
      WITH             ---------------------------------------------------------
                       | 8 | SHARED DISPOSITIVE POWER
                       |   |   -0-
--------------------------------------------------------------------------------
|   9  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |    600,000
--------------------------------------------------------------------------------
|  10  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
|      |
|      |                                                                [ ]
--------------------------------------------------------------------------------
|  11  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
|      |
|      |    8.7%
--------------------------------------------------------------------------------
|  12  |   TYPE OF REPORTING PERSON*
|      |
|      |    CO-CORPORATION
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

      This Schedule 13G is filed by Telescan, Inc. with respect to the shares of common stock of FreeRealTime.com, Inc.

ITEM 1(A). NAME OF ISSUER:
           Freerealtime.com, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           3333 Michelson Drive, Suite 430
           Irvine, California  92612

ITEM 2(A). NAME OF PERSON FILING
           Telescan, Inc.

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
           5959 Corporate Drive, Suite 2000
           Houston, TX 77036

ITEM 2(C). CITIZENSHIP
           Delaware

ITEM 2(D). TITLE OF CLASS OF SECURITIES
           Common Stock

ITEM 2(E). CUSIP NO.
           356870105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
           N/A

ITEM 4.    OWNERSHIP
           (a) Amount beneficially owned: 600,000
           (b) Percent of class: 8.7%
           (c) Number of shares as to which such person has
               (i)   sole power to vote or to direct the vote: 600,000
               (ii)  shared power to vote or to direct the vote: 0
               (iii) sole power to dispose or to direct the disposition: 600,000
               (iv)  shared power to dispose or to direct the disposition: 0

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           N/A

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
           N/A


                               Page 3 of 4 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
           N/A

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
           N/A

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
           N/A

ITEM 10.   CERTIFICATION
           N/A


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Telescan, Inc.
March 20, 2000

                                          By: /s/ ROGER C. WADSWORTH
                                                  Roger C. Wadsworth
                                                  Senior Vice President


                               Page 4 of 4 Pages